Exhibit 99.1

SMART Reports First Quarter 2015 Financial Results

•	Net Income (Loss) – $(0.3) million Adjusted; $12.1 million GAAP
•	Revenue – $122.8 million Adjusted (Education down 19%, Enterprise up 45% year-on-year); $137.5 million GAAP
•	Adjusted EBITDA – $10.3 million
•	Unveiled new SMART kapp™ capture board
•	Launched SMART amp™ and Notebook Advantage education software
•	Launched SMART Board 6065 education interactive flat panel

CALGARY, Alberta – August 7, 2014 – SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, today announced financial results for its first quarter ended June 30, 2014.

“We had a productive quarter, with financial results meeting our expectations as we continued to execute against our strategy to move the business toward markets with higher growth potential,” said Neil Gaydon, President and CEO of SMART. “In executing against our strategic priorities in the first quarter, we unveiled our exciting new SMART kapp product, which won best new product at Infocomm 2014 in Las Vegas and is designed to replace the old-fashioned dry erase board. We also launched SMART amp, our cloud-based collaboration software for education that works on any device, anytime, anywhere, Notebook Advantage, our education software maintenance and upgrade program, as well as the SMART Board 6065, our new 65-inch high-resolution custom-designed interactive flat panel for education.”

Mr. Gaydon continued, “Despite positive progress toward our strategic goals, the headwinds in our Education business are stronger than previously expected, with school budgets continuing to be directed to internet infrastructure and personal devices, and interactive whiteboard sales declining more quickly than anticipated. In addition, sales of our SMART Room System™ for Microsoft® Lync® are progressing more slowly than expected due to extended product testing. We have already taken action on the cost side to ensure the company continues to have sufficient liquidity to meet its obligations in the face of these headwinds. At the same time, we are continuing to make a significant investment in the strategic priorities that will drive future growth, with over $10 million of incremental spend planned in fiscal 2015 on SMART kapp and our interactive flat panel technology.”

“The combination of this incremental investment, along with stronger than expected Education headwinds, has lowered our revenue and Adjusted EBITDA expectations for fiscal 2015. Visibility continues to be limited, but for the full year we currently expect revenue between $420 million and $440 million and Adjusted EBITDA between $25 million and $30 million. For the second quarter, we expect revenue of $110 million to $120 million and Adjusted EBITDA between $7 million and $10 million. As of June 30, we had $85 million of available liquidity between cash and equivalents and undrawn capacity on our ABL facility.”

GAAP Results

($ millions except per share amounts)	Three months ended June 30,
	2014	2013
Revenue	$137.5	$155.9
Net income	$12.1	$9.2
EPS (diluted)	$0.10	$0.07

Non-GAAP Results

($ millions except per share amounts)	Three months ended June 30,
	2014	2013
Adjusted Revenue	$122.8	$155.9
Adjusted Gross Margin	$48.2	$66.4
Adjusted EBITDA	$10.3	$27.5
Adjusted Net (Loss) Income	$(0.3)	$16.9
Adjusted EPS (diluted)	$(0.00)	$0.13

The following table reconciles first quarter fiscal 2015 financial results reported in accordance with generally accepted accounting principles (“GAAP”) to certain non-GAAP financial measures. We have provided this non-GAAP financial information to aid investors in better understanding the company’s true operational performance.

Three Months Ended June 30, 2014

($ millions)	As Reported (GAAP)	Change in Deferred Revenue(1)	Other Adjustments(2)	Adjusted (Non-GAAP)
Revenue	$137.5	$(14.7)	$—	$122.8
Net income (loss)	$12.1	$(11.0)	$(1.4)	$(0.3)
EPS (diluted)	$0.10	$(0.09)	$(0.01)	$(0.00)

(1)	In September of 2013, SMART moved to an annual software licensing model, resulting in a change to the software revenue deferral period from seven years to one year. As a result, SMART is accelerating the amortization of deferred revenue over 18 months on a straight-line basis. This has a significant impact on SMART’s results for six consecutive quarters, from Q3 of fiscal 2014 through to March 31, 2015.
(2)	A full reconciliation of non-GAAP measures is available in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended June 30.

($ millions except per share amounts)	Three months ended June 30,
	2014	2013
Adjusted Revenue by segment
Education	$96.6	$119.5
Enterprise	$22.0	$15.2
NextWindow	$4.2	$21.2
Adjusted Revenue	$122.8	$155.9
Adjusted EBITDA(1) by segment
Education	$30.3	$47.0
Enterprise	$1.4	$(0.6)
NextWindow	$1.4	$4.6
Corporate(2)	$(22.8)	$(23.5)
Adjusted EBITDA	$10.3	$27.5

(1)	This is a non-GAAP measure. See non-GAAP measures section below for additional information.
(2)	Certain corporate level activity is not allocated to segments including research and development, corporate marketing expenses, and general and administrative costs such as management, finance, legal, information systems and human resources and restructuring costs.

Conference Call Information

SMART will host a conference call today, August 7, 2014, at 2:30 p.m. MT (4:30 p.m. ET) to discuss the company’s financial results. To access this call, dial 877.312.5844 (North America) or 253.237.1152 (outside North America). A replay of this call will be available through August 17, 2014, by dialing 855.859.2056 (North America), or 404.537.3406 (outside North America). The conference ID and replay pass code is 71844024.A live webcast of the conference call and supplemental slides will be accessible from the investor relations page of SMART’s website at http://investor.smarttech.com/index.cfm, and a replay will be archived and accessible at http://investor.smarttech.com/events.cfm.

About SMART

SMART Technologies Inc. is a leading provider of technology solutions that are redefining the way the world works and learns. SMART products enable inspired collaboration in schools and workplaces by turning group work into highly interactive, engaging and productive experiences. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

Forward-looking Statements

Certain statements made in this press release are forward-looking statements within the meaning of the U.S. federal and applicable Canadian securities laws. Statements that include the words “expanding”, “expect”, “increasing”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek”, “ongoing”, “commit” and similar words or statements of a future or forward-looking nature identify forward-looking statements. In particular and without limitation, this press release contains forward-looking statements pertaining to the headwinds in our Education business due to budgets being directed at internet infrastructure and personal devices and interactive whiteboard sales declining more quickly than anticipated, slower than expected sales of our SMART Room System for Microsoft Lync, our actions on the cost side to ensure the company continues to have sufficient liquidity to meet its obligations in the face of these headwinds, our continuing to make a significant investment in our strategic priorities (including $10 million of incremental spend planned in fiscal 2015), the ability of such investments to drive future growth, and our expectations regarding revenue and Adjusted EBITDA for the second quarter and full year of fiscal 2015.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these factors and assumptions include, but are not limited to, those described under “Risk Factors” in our Annual Information Form (AIF) and in our Management’s Discussion and Analysis (MD&A) for the fiscal year ended March 31, 2014, both of which form part of our Annual Report on Form 40-F for the fiscal year ended March 31, 2014 and can be located on the SEDAR website at www.sedar.com or on the EDGAR section of the SEC’s website at www.sec.gov.

Although we believe that the assumptions inherent in the forward-looking statements contained in this presentation and the accompanying verbal presentation are reasonable, undue reliance should not be placed on these statements, which only apply as of the date hereof. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP measures

We define Adjusted Revenue as revenue adjusted for the change in deferred revenue balances during the period.

We define Adjusted Gross Margin as gross margin adjusted for the change in deferred revenue balances during the period.

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, other income and gains or losses related to the sales of long-lived assets.

We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue, amortization of intangible assets, impairment of goodwill, impairment of property and equipment, gains or losses related to the liquidation of foreign subsidiaries and gains or losses related to the sale of long-lived assets, all net of tax.

Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted Revenue, Adjusted Gross Margin, Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

Due to the change in accounting estimate as a result of the reduction in the support period for previously sold products, discussed in Note 1(a) in the consolidated financial statements, management shows the non-GAAP measures, Adjusted Revenue and Adjusted Gross Margin. We use Adjusted Revenue and Adjusted Gross Margin as key measures to provide additional insights into the operational performance of the Company and to help clarify trends affecting the Company’s business.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, impairment of goodwill, impairment of property and equipment, foreign exchange gains and losses, revenue deferral, amortization of intangible assets, and gains or losses related to the sale of long-lived assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Adjusted EBITDA and Adjusted Net Income are not impacted by the change in accounting estimate related to revenue recognition.

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Operations

(millions of U.S. dollars, except for shares and per share amounts)

	Three months ended June 30,
	2014	2013
Consolidated Statements of Operations
Revenue	$137.5	$155.9
Cost of sales	74.6	89.5
Gross margin	62.9	66.4
Operating expenses
Selling, marketing and administration	28.0	30.6
Research and development	12.8	10.8
Depreciation and amortization	3.1	6.8
Restructuring costs	2.3	(0.7)
Gain on sale of long-lived assets	(0.1)	(0.0)
Operating income	16.8	18.9
Non-operating expenses (income)
Interest expense	5.1	3.5
Foreign exchange (gain) loss	(4.6)	6.3
Other income	(0.5)	(0.1)
Income before income taxes	16.8	9.2
Income tax expense	4.7	0.0
Net income	$12.1	$9.2
Earnings per share
Basic	$0.10	$0.08
Diluted	$0.10	$0.07
Weighted-average number of shares outstanding
Basic	121,292,425	120,677,694
Diluted	127,343,462	126,479,773
Period end number of shares outstanding	121,582,510	121,058,912

SMART Technologies Inc.

Unaudited Consolidated Condensed Balance Sheets

(millions of U.S. dollars)

	June 30, 2014	March 31, 2014

ASSETS
Current assets
Cash and cash equivalents	$43.1	$58.1
Trade receivables	94.0	86.8
Other current assets	9.1	9.2
Income taxes recoverable	4.4	3.0
Inventory	71.7	78.2
Deferred income taxes	23.3	27.1
	245.6	262.4

Property and equipment	73.3	73.6
Intangible assets	0.4	0.4
Deferred income taxes	7.1	6.8
Deferred financing fees	3.7	3.9
Other long-term assets	0.4	0.4
	$330.5	$347.5

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$30.5	$31.1
Accrued and other current liabilities	63.9	82.9
Deferred revenue	61.9	74.1
Current portion of capital lease obligation	1.2	1.2
Current portion of long-term debt	9.4	9.4
	166.9	198.7

Long-term debt	103.0	104.9
Capital lease obligation	64.9	63.0
Other long-term liabilities	0.2	0.2
Deferred revenue	13.6	9.7
	348.6	376.5
Shareholders’ deficit
Share capital	694.9	694.0
Accumulated other comprehensive loss	(4.0)	(1.4)
Additional paid-in capital	44.2	43.7
Deficit	(753.2)	(765.3)
	(18.1)	(29.0)
	$330.5	$347.5

SMART Technologies Inc.

Unaudited Consolidated Condensed Statements of Cash Flows

(millions of U.S. dollars)

	Three months ended June 30,
	2014	2013
Cash provided by (used in)
Operations

Net income	$12.1	$9.2
Adjustments to reconcile net income to cash used in operating activities
Depreciation and amortization of property and equipment	4.9	5.9
Amortization of intangible assets	0.0	2.4
Amortization of deferred financing fees	0.3	0.6
Non-cash interest expense (recovery) on long-term debt	0.2	(0.1)
Non-cash restructuring costs in other long-term liabilities	0.0	(0.4)
Stock-based compensation expense	1.2	1.0
Unrealized (gain) loss on foreign exchange	(5.0)	5.4
Deferred income tax expense (recovery)	4.7	(2.1)
Gain on liquidation of foreign subsidiary	(0.4)	—
Gain on sale of long-lived assets	(0.1)	(0.0)
Trade receivables	(6.7)	(42.2)
Other current assets	1.0	1.1
Inventory	9.2	0.4
Income taxes recoverable and payable	(1.3)	8.3
Accounts payable, accrued and other current liabilities	(18.8)	2.4
Deferred revenue	(11.2)	0.2
Other long-term assets	—	(0.8)
Cash used in operating activities	(9.9)	(8.7)

Investing
Capital expenditures	(2.9)	(4.2)
Proceeds from sale-leaseback, net	—	76.2
Proceeds from sale of long-lived assets	0.1	0.0
Cash (used in) provided by investing activities	(2.8)	72.0

Financing
Repayment of debt	(2.3)	(10.8)
Financing fees recovered	0.0	—
Repayment of capital lease obligation	(0.3)	(0.5)
Participant equity loan plan, net	0.1	0.1
Common shares issued	0.0	—
Cash used in financing activities	(2.5)	(11.2)
Effect of exchange rate changes on cash and cash equivalents	0.1	(2.2)
Net (decrease) increase in cash and cash equivalents	(15.1)	49.9
Cash and cash equivalents, beginning of period	58.2	141.4
Cash and cash equivalents, end of period	$43.1	$191.3

For more information, please contact:

Investor contact

Ken Wetherell

Investor Relations Manager

SMART Technologies Inc.

+ 1.403.407.4233

KenWetherell@smarttech.com

Media contact

Laurie Long

Public Relations Manager

SMART Technologies Inc.

+1.403.407.5085

LaurieLong@smarttech.com

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